UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                              SBS Interactive, Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78401R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Todd Gotlieb
                                247 Lesmill Road
                            Toronto, Ontario, M3B 2V1
                                     Canada
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1
------- -----------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Todd Gotlieb
------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
        (SEE INSTRUCTIONS)                                              (b)[ ]
------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        Not Applicable
------- -----------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                              [ ]
------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
------- -----------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           1,940,001 shares*
                                      -----------------------------------------
                                      8    SHARED VOTING POWER
  NUMBER OF SHARES
    VOTING POWER                           Not applicable
    BENEFICIALLY
   OWNED BY EACH                      -----------------------------------------
     REPORTING                        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                1,940,001 shares*
                                      -----------------------------------------
                                      10   SHARED DISPOSITIVE POWER
                                           Not applicable
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
        1,940,001 shares*
------- -----------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                 [ ]
------- -----------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.0%
------- -----------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
-------------------------------------------------------------------------------
*Includes of 1,121,967 shares of Issuer's common stock and currently exercisable warrants to purchase 818,034 shares of Issuer's common stock.

The following constitutes Amendment No. 2 ("Amendment No. 2") to the original
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Todd Gotlieb on February 9, 2004, as amended by Amendment No. 1 on March 17, 2004. This Amendment No. 2 relates the transfer by Todd Gotlieb to the Issuer of shares of the Issuer's common stock and to the issuance of a warrant to purchase shares of the Issuer's common stock, as described more fully in Items 3, 4, and 6 below.


ITEM 1. SECURITY AND ISSUER.

      This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of SBS Interactive, Co. (the "Issuer"), whose principal executive offices are located at 247 Lesmill Road, Toronto, Ontario, M3B 2V1, Canada.


ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is filed by Todd Gotlieb.

      (b) Todd Gotlieb's business address is 247 Lesmill Road, Toronto, Ontario, M3B 2V1, Canada.

      (c) Todd Gotlieb is the President and Principal Accounting Officer of the Issuer; the business address of the Issuer is 247 Lesmill Road, Toronto, Ontario, M3B 2V1, Canada.

      (d) During the last five years, Todd Gotlieb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Todd Gotlieb has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Todd Gotlieb being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Todd Gotlieb is a citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

      "On June 2, 2005, Todd Gotlieb transferred to the Issuer 2,500,000 shares of common stock of the Issuer, and on such date, Mr. Gotlieb was issued a warrant to purchase 500,000 shares of common stock of the Issuer, exercisable within 24 months of its issuance, for $0.10 per share."


ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of Schedule 13D is hereby amended by adding the following to the end thereof:

      "On June 2, 2005, Todd Gotlieb transferred to the Issuer 2,500,000 shares of common stock of the Issuer, and on such date, Mr. Gotlieb was issued a warrant to purchase 500,000 shares of common stock of the Issuer, exercisable within 24 months of its issuance, for $0.10 per share."


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Issuer reported 30,027,576 shares outstanding on March 31, 2005 and, after giving effect to Todd Gotlieb's disposition of 2,500,000 shares of common stock, as described in Items 3, 4, and 6 hereof, the Issuer has 27,527,576 shares outstanding.

As of June 2, 2005, Todd Gotlieb beneficially owned 1,940,001 shares of the Issuer's common stock, equaling 7.0% of the Issuer's common stock outstanding. Of such beneficial ownership, 818,034 shares, equaling 3.0% of the Issuer's common stock outstanding, are shares which Todd Gotlieb is entitled to acquire pursuant to currently exercisable warrants.

      (b) Todd Gotlieb has sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, 1,940,001 shares.

      (c) Since April 3, 2005, Todd Gotlieb has not effected any transactions in the Issuer's common stock other than the transaction described in Items 3, 4 and 6 hereof.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed in this statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of Schedule 13D is hereby amended by adding the following to the end thereof:

      "On June 2, 2005, Todd Gotlieb transferred to the Issuer 2,500,000 shares of common stock of the Issuer, and on such date, Mr. Gotlieb was issued a warrant to purchase 500,000 shares of common stock of the Issuer, exercisable within 24 months of its issuance, for $0.10 per share."


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Common Stock Purchase Warrant, dated June 2, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 2, 2005



/s/ Todd Gotlieb
--------------------------------
    Todd Gotlieb

                                                                       EXHIBIT A

THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SBS INTERACTIVE, CO. THAT SUCH REGISTRATION IS NOT REQUIRED.

             Right to Purchase 500,000 Shares of Common Stock of SBS Interactive, Co. (subject to adjustment as provided herein)

                          COMMON STOCK PURCHASE WARRANT

No. 2005-B/2                                            Issue Date: June 2, 2005

SBS INTERACTIVE, CO., a corporation organized under the laws of the State of Florida, hereby certifies that, for value received, Todd Gotlieb, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company from and after the issue date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, on the date that is two
(2) years after the issue date (the "Expiration Date"), up to 500,000 fully paid and nonassessable shares of Common Stock, $0.001 par value, of the Company, at the Exercise Price (as defined below). The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

As used herein unless the context otherwise requires, the following terms shall have the following respective meanings:

a) The term "Company" shall include SBS Interactive, Co. and any corporation that shall succeed or assume the obligations of SBS Interactive, Co. hereunder.

b) The term "Common Stock" includes (x) the Company's Common Stock, $0.001 par value per share, and (y) any other securities into which or for which any of the securities described in (x) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

d) The term "Exercise Price" shall mean US$0.10 per share, subject to adjustment pursuant to Section 4:

1.    Exercise of Warrant.

      1.1. Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4, by delivery of an original or fax copy of the exercise notice attached hereto as Exhibit A (the "Exercise Notice") along with payment to the Company of the Exercise Price.

2.    Procedure for Exercise.

      2.1. Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which both the Exercise Notice and payment have been made for such shares. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 3 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

      2.2. Exercise. Payment may be made either in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price for the number of Common Shares specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

3.    Adjustment for Reorganization, Consolidation, Merger, etc.

      3.1. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or entity, or (c) transfer all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

      3.2. Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant after the effective date of such dissolution pursuant to Section 3.1 to a bank or trust company having its principal office in New York, NY, as trustee for the Holder of the Warrant, or to such other place as may be determined by the Company.

      3.3. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this
Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 3. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the holders of the Warrant be delivered to the Trustee or such other person as contemplated by Section 3.2.

4.    Adjustments for Stock Splits, Combinations, etc.

In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

5.    Certificate as to Adjustments.

In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 10 hereof).

6.    Reservation of Stock Issuable on Exercise of Warrant.

The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

7.    Assignment; Exchange of Warrant.

Subject to compliance with applicable securities laws and any relevant agreements in force that restrict the Holder's right to transfer, assign or exchange securities of the Company, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") with respect to any or all of the shares underlying this Warrant. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

8.    Replacement of Warrant.

On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

9.    Warrant Agent.

The Company may, by written notice to each holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

10.   Transfer on the Company's Books.

Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

11.   Notices, etc.

All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

12.   Voluntary Adjustment by the Company.

The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

13.   Miscellaneous.

This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the state courts located in the city of New York or in the federal courts located in the city of New York. The individuals executing this Warrant on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this

Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. The Company and Holder each acknowledges that legal counsel participated or had an opportunity to participate in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.


                            [Signature page follows]

IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.


                                      SBS INTERACTIVE, CO.



                                      /s/ Todd Gotlieb
                                      -----------------------
                                      Todd Gotlieb, President




                                      HOLDER



                                      /s/ Todd Gotlieb
                                      -----------------------
                                      Todd Gotlieb

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)

TO:  SBS Interactive, Co.

The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _________________________________ whose address is
________________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.


Dated:___________________             ______________________________
                                      (Signature must conform to name of
                                      holder as specified on the face of the
                                      Warrant)


                                      ______________________________
                                                 (Address)

                                                                       Exhibit B

                         FORM OF TRANSFEROR ENDORSEMENT
                   (To be signed only on transfer of Warrant)

For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the Warrant to purchase the number of shares of Common Stock of SBS Interactive, Co. to which such Warrant relates specified under the heading "Number of Shares Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of SBS Interactive, Co. with full power of substitution in the premises.


                                                         Number of Shares
          Transferees                                      Transferred
          -----------                                      -----------


__________________________________                   ________________________

__________________________________                   ________________________

__________________________________                   ________________________




Dated:___________________                            __________________________
                                                     (Signature must conform to
                                                     name of holder as specified
                                                     on the face of the Warrant)

Signed in the presence of:


__________________________________        ______________________________________
           (Name)                                       (Address)

                                          ______________________________________
                                                        (Address)

ACCEPTED AND AGREED:
[TRANSFEREE]


__________________________________
           (Name)